UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

BLYTH, INC.

(Name of Subject Company)

BLYTH, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Michael S. Novins

Vice President and General Counsel

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Blyth, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 15, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to purchase all of the Company’s outstanding common stock, par value $0.02 per share (the “Shares”) for $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time. According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent is a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the subsection captioned “Regulatory Approvals—Austria” as follows:

“Austria.

The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Federal Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. Parent and Blyth filed the required notice forms with the FCA on September 7, 2015. On October 6, 2015, the FCA declared that neither the FCA nor the Austrian Federal Cartel Prosecutor have requested an investigation of the transaction before the Austrian Federal Cartel Court. Accordingly, the condition to the Offer relating to obtaining a waiver by the FCA and the Austrian Federal Prosecutor of their right to file a motion for review before the Austrian Federal Cartel Court has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 6, 2015

BLYTH, INC.

By:	/s/ Robert B. Goergen, Jr.
Name:	Robert B. Goergen, Jr.
Title:	Chief Executive Officer and President